Please direct replies to zip code 20549-0510


February 8, 2005

via U.S. mail and facsimile

Mr. Harold C. Elston, Jr.
Chief Financial Officer
TRC Companies, Inc.
5 Waterside Crossing
Windsor, CT 06095

Re:	Form 10-K for the fiscal year ended June 30, 2004
      File No. 1-9947

Dear Mr. Elston:

We have reviewed these filings and have the following comments.
If
you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.








General
1. Please state on the cover of your Form 10-K the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold on the last business day of your most recently completed second quarter.

Item 7. Management`s Discussion and Analysis
2. Please consider expanding your discussion to address the following:

* Add an executive level overview which would discuss information regarding relevant economic or industry wide factors, general information regarding how revenue is earned cash is generated and known material trends.

* Provide a tabular presentation of the items that impacted net sales and operating profit.

* Describe in greater detail the underlying reasons for organic growth such as changes in demand, price, competition, etc.

Note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003.

Contractual Obligations, page 14
3. Please provide a textual discussion of the interest rate assumptions associated with the debt disclosed in the table.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Earnings per Share, page 24
4. Please disclose the options and warrants that were excluded from the calculation of diluted EPS because to include them would cause anti-dilution. See paragraph 40.c. of SFAS 128.

Stock-Based Compensation, page 26
5. Please provide us with the supporting documentation related to your calculation of proforma basic and diluted earnings per share for each of the years in the three year period ended June 30, 2004.


Note 9. Convertible Redeemable Preferred Stock

6. Please tell us supplementally the basis of your decision that the
redeemable preferred stock is not within the scope of SFAS No.
150.
Include a comprehensive discussion on the terms of your preferred stock agreement and how they relate to the guidance set forth in SFAS
150.  In particular, please reference paragraph 12a of SFAS No.
150

7. Supplementally tell us what your accounting policy is for the recognition of changes in the redemption value. See Rule 5-02-28 of
Regulation S-X and EITF Topic D-98.


	*	*	*	*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.







If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-5563 or, in their absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief

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TRC Companies, Inc.
Forms 10-K
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE